

June 11, 2014

Via E-mail
Jeffrey L. Weaver
President and Chief Executive Officer
SP Bancorp, Inc.
5224 W. Plano Parkway
Plano, Texas 75093

>   **Re: SP Bancorp, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 30, 2014**
>   **File No. 001-34933**

Dear Mr. Weaver:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that SP Bancorp's financial projections have not been given to Green Bancorp.

2. Disclose the litigation related to the merger and whether management believes there is any merit to the claims.

Letter to Shareholders

3. We note the consideration is subject to downward adjustment. Please state the lowest cash consideration shareholders may receive for their shares and the point at which the Board will resolicit, if any.

4. State the trading price of SP Bancorp shares on the day prior to announcement of the merger and as of a recent date.

Summary Term Sheet

Merger Consideration, page 2

5. Disclose here, and elsewhere as appropriate, the lowest per share merger consideration that shareholders may receive after the downward adjustments.

Interests of Our Directors and Executive Officers in the Merger, page 3

6. Describe and quantify the value of the benefits to insiders. Provide full, granular disclosure in the main section including quantification by person.

The Merger

Background of the Merger, page 17

7. Expand the disclosure on Company A's offer, including the aggregate value, the portion to be paid in cash, and the dollar value per share. Further explain the execution risks.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551- 3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        W. Scott Wallace
        Haynes and Boone, LLP